04017109

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49503

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

RECEIVED APR 16 2004 187 PROCESSING SECTION

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
STERLING FINANCIAL INVESTMENT GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
225 N.E. Mizner Boulevard, 4th Floor
(No. and Street)

Boca Raton	FL	33432
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DeWitt Carr Moody **(561) 886-2200**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

1901 6th Avenue North, Suite 1900	Birmingham	AL	35203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DeWitt Carr Moody, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Sterling Financial Investment Group, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Carr Moody
Signature

Financial & Operations Principal
Title

Patricia A. Keenan
Notary Public

NOTARY PUBLIC · STATE OF FLORIDA
Patricia A. Keenan
Commission #DD163040
Expires: Nov 04, 2006
Bonded Thru
Atlantic Bonding Co., Inc.

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Sterling Financial Investment Group, Inc.

Years ended December 31, 2003 and 2002
with Report of Independent Auditors

0402-0516635

Sterling Financial Investment Group, Inc.

Financial Statements
and Supplemental Schedules

Years ended December 31, 2003 and 2002

Contents

0402-0516635

ERNST & YOUNG

Ernst & Young LLP
AmSouth/Harbert Plaza
Suite 1900
1901 Sixth Avenue North
Birmingham, Alabama 35203

Phone: (205) 251-2000
www.ey.com

Report of Independent Auditors

The Board of Directors
Sterling Financial Investment Group, Inc.

We have audited the accompanying statements of financial condition of Sterling Financial Investment Group, Inc. (a wholly-owned subsidiary of Sterling Financial Holdings, Inc.) as of December 31, 2003 and 2002, and the related statements of operations, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sterling Financial Investment Group, Inc. at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 27, 2004, except for the
second paragraph of Note 12, as to
which the date is February 28, 2004

Sterling Financial Investment Group, Inc.

Statements of Financial Condition

	December 31 2003	December 31 2002
Assets:		
Cash	**$2,500,140**	$1,155,551
Deposits with clearing organizations	**121,961**	556,055
Securities owned, at fair value	**827,562**	535,624
Receivable from clearing organization	**252,903**	390,586
Receivables from representatives (net of allowance for doubtful accounts of $185,673 and $111,888, respectively)	**278,935**	392,913
Other receivables	**391,389**	38,281
Prepaid expenses	**330,202**	180,377
Furniture, equipment and leasehold improvements (net of accumulated depreciation of $54,746 and $22,264, respectively)	**67,495**	34,986
Due from affiliates	**2,654,646**	1,257,667
Security deposits	**109,431**	99,066
Total assets	**$7,534,664**	$4,641,106
Liabilities and stockholder's equity:		
Liabilities:		
Accrued personnel expenses	**$2,044,913**	$1,321,725
Accounts payable	**311,426**	296,688
Securities sold but not yet purchased, at fair value	**38,817**	10,116
Accrued expenses and other liabilities	**504,137**	280,531
Total liabilities	**2,899,293**	1,909,060
Stockholder's equity:		
Common stock, par value $.01 par value, 1,000 shares authorized, issued and outstanding	**10**	10
Additional paid-in capital	**6,289,692**	6,289,692
Retained deficit	**(1,654,331)**	(3,557,656)
Total stockholder's equity	**4,635,371**	2,732,046
Total liabilities and stockholder's equity	**$7,534,664**	$4,641,106

See accompanying notes.

Sterling Financial Investment Group, Inc.

Statements of Operations

	December 31	
	2003	**2002**
Revenues:		
Commissions	**$21,780,650**	$15,006,755
Net dealer inventory and investment gains	**6,411,318**	6,340,018
Investment banking fees	**1,370,657**	801,427
Unrealized gain on securities	**221,497**	–
Other	**1,621,395**	1,533,818
Total revenues	**31,405,517**	23,682,018
Expenses:		
Personnel	**24,516,367**	18,340,399
Clearing	**1,311,986**	2,125,890
Professional fees	**807,261**	932,182
Occupancy	**676,608**	545,634
Quotes and research	**565,883**	629,938
Office	**462,036**	365,103
Travel and entertainment	**395,227**	409,168
Telephone and telecommunications	**287,582**	409,236
Settlements and arbitration	**252,984**	191,007
Insurance	**175,059**	48,872
Advertising and promotion	**110,998**	115,343
Net unrealized loss on securities	**53,925**	–
Depreciation and amortization	**32,483**	19,083
Bad debt expense	**227,928**	127,448
Other operating expenses	**130,364**	157,606
Total expenses	**30,006,691**	24,416,909
Income (loss) from operations	**1,398,826**	(734,891)
Interest income, net	**17,844**	46,371
Other income	**486,655**	–
Income (loss) before income taxes	**1,903,325**	(688,520)
Income tax benefit	**–**	–
Net income (loss)	**$ 1,903,325**	$ (688,520)

See accompanying notes.

Sterling Financial Investment Group, Inc.

Statements of Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Deficit	Total
Balance, January 1, 2002	$10	$4,989,692	$(2,869,136)	$2,120,566
Capital contributions	–	1,300,000	–	1,300,000
Net loss	–	–	(688,520)	(688,520)
Balance, December 31, 2002	10	6,289,692	(3,557,656)	2,732,046
Net income	–	–	**1,903,325**	**1,903,325**
Balance, December 31, 2003	**$10**	**$6,289,692**	**$(1,654,331)**	**$4,635,371**

See accompanying notes.

Sterling Financial Investment Group, Inc.

Statements of Cash Flows

	December 31 2003	2002
Operating activities		
Net income (loss)	**$1,903,325**	$(688,520)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	**32,482**	19,083
(Increase) decrease in assets:		
Deposits with clearing organizations	**434,094**	(177,604)
Securities owned	**(291,938)**	628,809
Receivable from clearing organization	**137,683**	288,725
Receivables from representatives	**113,978**	139,171
Receivable due from affiliates	**(1,396,979)**	(816,648)
Other receivables	**(353,108)**	–
Security deposit	**(10,365)**	(2,363)
Prepaid expenses	**(149,825)**	(93,261)
Other assets	–	24,000
Increase (decrease) in liabilities:		
Accrued personnel expenses	**723,188**	19,120
Accounts payable	**14,738**	(34,467)
Securities sold but not yet purchased	**28,701**	7,161
Accrued expenses and other liabilities	**223,606**	222,146
Total adjustments	**(493,745)**	223,872
Net cash provided by operating activities	**1,409,580**	(464,648)
Investing activities		
Acquisition of fixed assets	**(64,991)**	–
Net cash provided by investing activities	**(64,991)**	–
Financing activities		
Capital contributions	–	1,300,000
Net cash provided by financing activities	–	1,300,000
Net increase in cash	**1,344,589**	835,352
Cash at beginning of year	**1,155,551**	320,199
Cash at end of year	**$2,500,140**	$1,155,551

See accompanying notes.

1. Summary of Significant Accounting Policies

Sterling Financial Investment Group, Inc. (the Company), was incorporated on May 30, 1997, as a wholly-owned subsidiary of Sterling Financial Group of Companies, Inc. (the Parent). The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers. Its operations consist of buying and selling securities for its customers and its own account. The Company clears its securities transactions on a fully disclosed basis through Wexford Clearing Services Corp. (the clearing broker). The Company has three corporate offices in California and Florida. The Company's other offices are operated by independent associates. The independent domestic offices are located in Florida, California, Illinois, Nevada, New Hampshire, New Jersey, New York, Oregon, Pennsylvania, South Carolina, and Texas in the United States. The independent foreign offices are located in Zagarolo, Italy; Panama City, Panama; Santiago, Chile; Athens, Greece; Sao Paulo, Brazil; Santiago de Cali, Colombia and Quito, Ecuador.

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain amounts in prior year financial statements have been reclassified to conform to the current year presentation.

Security Transactions

Security transactions and related gains, losses, commission revenues and expenses are recorded on a trade date basis. Marketable securities owned are valued at market value and securities not readily marketable are valued at estimated fair value as determined by management. Market value is generally based on published prices. All securities are classified as trading. The resulting difference between cost and market is included in income. Investment banking fees and research fees are recognized at the time the earnings process is complete and the income is reasonably determinable.

1. Summary of Significant Accounting Policies (continued)

Receivable From Clearing Organization

The receivable from clearing organization consists of commissions and/or fees due from the Company's clearing organization from executing customer transactions but not yet paid.

Computer Equipment

Computer equipment is recorded at cost. Depreciation on computer equipment is computed using the straight-line method over the estimated useful life of the assets of three years.

Income Taxes

The Company is part of a consolidated group for federal income tax purposes. The federal income tax liability/benefit is apportioned to the members of the consolidated group based upon their respective taxable income or loss amounts. The consolidated entity is responsible for the payment of income taxes, and the Company's allocated portion of these taxes (benefit) is accounted for as a related party transaction.

The Company accounts for taxes under the provisions of SFAS No. 109, *Accounting for Income Taxes*, which requires the application of the asset and liability method of accounting for income taxes. Under the asset and liability method, statement of financial condition amounts of deferred income taxes are recognized on the temporary differences between the basis of assets and liabilities as measured by tax laws and their basis as reported in the financial statements. Recognition of deferred tax asset amounts and related valuation allowances are based on management's belief whether it is more likely than not that the tax benefit associated with certain temporary differences will be realized. Deferred tax expense or benefit is then recognized for the change in deferred tax liabilities or assets between periods.

1. Summary of Significant Accounting Policies (continued)

Statement of Cash Flows

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. During 2003 and 2002, the Company paid $18,193 and $26,682 in interest, respectively.

2. Receivables From Representatives

Receivables from representatives represent unsecured loans and advances owed to the Company by employees and independent brokers, with interest rates ranging from 0%-7%.

3. Computer Equipment

A summary of computer equipment is as follows:

	December 31 2003	December 31 2002
Computer equipment	**$122,241**	$57,250
Allowance for depreciation	**(54,746)**	(22,264)
	$67,495	$34,986

4. Securities Sold But Not Yet Purchased

Sales of securities not yet purchased represent an obligation of the Company to deliver specified securities at a predetermined date and price and are carried at market value. The Company will be obligated to acquire the required securities at prevailing market prices in the future to satisfy this obligation.

5. Income Taxes

The Company accounts for income taxes under FASB Statement No. 109, "Accounting for Income Taxes" (FASB 109). Deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The components of the income tax benefit are as follows:

	Years ended December 31	
	2003	**2002**
Current	$ –	$ –
Deferred	**(503,925)**	212,946
Less valuation allowance	**503,925**	(212,946)
Total	**$ –**	$ –

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred income taxes are as follows:

	Years ended December 31	
	2003	**2002**
Deferred tax assets:		
Depreciation	**$ 7,135**	$ 7,135
NOL carryforward	**506,611**	1,010,536
Deferred tax assets	**513,746**	1,017,671
Less valuation allowance	**(513,746)**	(1,017,671)
Total deferred tax assets	**–**	–
Deferred tax liabilities	**–**	–
Total deferred tax liabilities	**–**	–
Total net deferred taxes	**$ –**	$ –

5. Income Taxes (continued)

SFAS 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a $513,746 valuation allowance at December 31, 2003 is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. The change in the valuation allowance for the current year is $503,925. At December 31, 2003, the Company has available net operating loss carryforwards of $1,490,032, which will expire in the year 2023.

Management's determination of the realization of the deferred tax asset is based upon management's judgment of various future events, including the timing and amount of future income earned by the Company and subsidiaries and the implementation of various tax planning strategies to maximize the realization of the deferred tax asset. Management evaluates the realizability of the deferred tax asset annually and adjusts, if necessary, the valuation allowance. Any future reductions in the valuation allowance will result in a corresponding reduction in income tax expense for the year in which the reduction is recognized.

6. Leases

Office space and other equipment are leased under noncancelable operating leases expiring in various years through 2008. Future minimum payments, by year and in the aggregate, under the noncancelable operating leases consisted of the following at December 31, 2003:

	Operating Lease
2004	$484,657
2005	24,184
2006	16,158
2007	16,158
2008	5,386
Thereafter	–
Total minimum lease payments	$546,544

Rental expense for all operating leases was $674,503 and $521,924 for the years ended December 31, 2003 and 2002, respectively.

7. Warrants

In exchange for investment banking and consulting services to certain clients, the Company has received warrants entitling the Company to acquire stock at predetermined prices in those clients. The Company records these warrants at fair value when the Company's performance necessary to earn the warrants is complete. The warrants owned are valued at estimated fair value using the Black Scholes method with the resulting difference between initial value and fair value included in other income.

During 2003, the Company received warrants from an investment banking client in exchange for services performed. The warrants are exercisable at management's discretion over a three-year period and have a fair market value of $221,497 as of December 31, 2003. The warrants were recorded at fair value at the time of receipt and included in revenues as an unrealized gain on securities in the statement of operations. Any subsequent adjustments in fair value are recorded as unrealized gains and losses in the statement of operations. During 2002, the company did not receive warrants in exchange for services performed.

During 2003 and 2002, no warrants were exercised by the Company. At December 31, 2003 and 2002, warrants with a value of $254,572 and $87,000, respectively, are included in securities owned in the accompanying statement of financial condition.

8. Related Party Transactions

During 2003 and 2002, the Company engaged in transactions with affiliated entities as shown below:

	2003	2002
Transactions included in the statement of financial condition:		
Due from affiliates	**$2,654,646**	$1,257,667
Transactions included in the statement of operations:		
Investment banking fees	$ –	$ 172,500
Transactions included in statement of cash flows:		
Capital contributions	$ –	$1,300,000

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital requirements under Rule 15c3-1, which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Aggregate indebtedness at December 31, 2003 was 447% of net capital. At December 31, 2003, the Company had net capital of $640,332, which was $449,634 excess of required net capital.

10. Liabilities Subordinated to the Claims of General Creditors

At December 31, 2003 and 2002 and during the years then ended, the Company had no liabilities that were subordinated to the claims of general creditors.

11. Other Income

Other income represents a gain on a foreign currency transaction that was made by the Company in June of 2003. The gain resulted from a short-term foreign currency position in Euros.

12. Subsequent Events

Payment of Dividend

On February 26, 2004 the Company paid a dividend of $2,654,646 to its Parent, Sterling Financial Group of Companies, Inc. The proceeds of the dividend were used by the Parent on February 26, 2004 to repay the Due from affiliates balance as of December 31, 2003. As of the date of the dividend, the Company had a retained deficit; thus, the dividend will be accounted for as a liquidating dividend. The payment of the dividend had no effect on the Company's compliance with net capital requirements, as the Due from affiliates amount was a non-allowable asset for purposes of computing regulatory net capital.

12. Subsequent Events (continued)

Clearing Arrangement

On January 20, 2004 the Company was informed by its clearing broker that the clearing broker intended to discontinue its global institutional services business as part of its merger with Wachovia Securities. The Company was given the option to migrate this aspect of the Company's business to Refco Securities, or, alternatively, to pursue another clearing arrangement. As a result, the Company initiated discussions and began to negotiate terms with a number of clearing firms. After several rounds of negotiations, the Company was able to procure a more economically beneficial clearing arrangement with Legent Clearing LLC (Legent), as compared to the current structure with its clearing broker. On February 19, 2004 the Company was notified that the remaining portion of the clearing agreement with its clearing broker had been terminated. On February 28, 2004 the Company signed a new clearing agreement with Legent. The Company fully expects that its clearing broker will allow the Company to convert its accounts to Legent in a smooth, orderly fashion. The Company expects the conversion to be completed by May 31, 2004.

Supplemental Information

Sterling Financial Investment Group, Inc.

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2003

Computation of net capital	
Total stockholder's equity	$4,635,371
Ownership equity not allowable for net capital	2,116
Nonallowable assets:	
Receivables from representatives	278,935
Receivables from non-customers	288,809
Furniture, equipment and leasehold improvements	67,495
Receivables from affiliates	2,654,646
Security deposits	109,431
Prepaid expenses	330,202
Warrants owned	254,572
Securities haircuts	8,833
Net capital	$ 640,332
Computation of basic net capital requirements	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 190,698
Minimum dollar net capital requirement	$ 100,000
Net capital requirement (greater of above amounts)	$ 190,698
Excess net capital	$ 449,634
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 354,284
Reconciliation with company's computation (included in Part II of Form X-17 A-5 as of December 31, 2003)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 737,440
Allowable assets erroneously reported as nonallowable:	
Receivables from brokers or dealers	104,000
Differences due to offsetting various asset accounts against related liabilities:	
Reduction in accrued receivables	(10,643)
Increase in commission payable	(33,889)
Increase in accrued payables	(108,112)
Increase in insurance reserve	(50,000)
Change in reduction for Fidelity bond (amount allowable)	1,536
Net capital per above	$ 640,332

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission (continued)

December 31, 2003

Computation of aggregate indebtedness	
Total liabilities from the statement of financial condition	**$2,903,392**
Exclusions from aggregate indebtedness:	
Payable to brokers or dealers	**4,099**
Securities sold but not yet purchased	**38,816**
Total aggregate indebtedness	**$2,860,477**
Percentage of aggregate indebtedness to net capital	**447%**

There were no material differences between the Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the SEC above and the computations included in the respondent's corresponding unaudited amended Form X-17A-5 Part II filing as of December 31, 2003.

Sterling Financial Investment Group, Inc.

Statement Regarding SEC Rule 15c3-3

December 31, 2003

The Company is exempt from the Reserve Requirement of the Securities and Exchange Commission (Rule 15c3-3) under paragraph (k)(2)(ii) of Rule 15c3-3.

ERNST & YOUNG

Ernst & Young LLP
AmSouth/Harbert Plaza
Suite 1900
1901 Sixth Avenue North
Birmingham, Alabama 35203

Phone: (205) 251-2000
www.ey.com

Report on Internal Controls Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Report of Independent Accountants

Board of Directors of
Sterling Financial Investment Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Sterling Investment Group, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2004